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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                       ACC Consumer Finance Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   00079HAA6
        _______________________________________________________________
                                (CUSIP Number)

                            Phillip M. Fantle, Esq.
                             Cargill, Incorporated
                            15615 McGinty Road West
                               Wayzata, MN 55391
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    1/31/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 00079HAA6                                      PAGE 2 OF 60 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cargill, Incorporated
                   15615 McGinty Road West
                   Wayzata, MN  55391


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
        Not Applicable                                          (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,132,450
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,132,450
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,132,450
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        13.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  00079HAA6                                     PAGE 3 OF 60 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Cargill Financial Services Corporation
                        6000 Clearwater Drive
                        Minnetonka, MN 55343-9497
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC and OO - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,132,450
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,132,450
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,132,450
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D STATEMENT


     Item 1.  Security and Issuer
              -------------------

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.001 per share (the "Shares"), of ACC Consumer Finance Corporation ("the Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 12750 High Bluff Drive, Suite 320, San Diego, California 92130.

     Item 2.  Identity and Background
              -----------------------

     (a) This statement is being filed by the following persons:

         (i) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

         (ii) Cargill, Incorporated, a Delaware corporation.

     Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,132,450 Shares or approximately 13.4% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b), (c), (f) The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

     The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration
             -------------------------------------------------

     The source of funds for Shares acquired by CFSC prior to January 31, 1997 was working capital. On January 31, 1997, CFSC granted to the Issuer the option to terminate the exclusive financing facility provided by CFSC to the Issuer (the "Option"). In consideration for the Option, the Issuer issued to CFSC 174,500 Shares.

     Item 4. Purpose of Transaction
             ----------------------

     The purchases/acquisitions representing an aggregate of 1,132,450 Shares were for investment purposes. The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of Issuer and general economic, financial market and industry conditions.

     Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer
             ------------------------------------

     (a) As of the date hereof, the Reporting Persons beneficially owned 1,132,450 Shares, constituting approximately 13.4% of the outstanding Shares as of October 31, 1996 (as reported in Issuer's Form 10-Q for the quarter ended October 31, 1996 and after giving effect to the issuance of 174,500 Shares by Issuer to CFSC - see Item 3).

     (b) CFSC has the power, and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 1,132,450 Shares.

     (c) The only transaction in Shares effected during the past 60 days by the Reporting Persons is the acquisition of 174,500 Shares reported in Item 3. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

     (d) No person other than CFSC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
               -----------------------------------------------------------

     CFSC entered into an Investors Rights Agreement, dated July 15, 1993, with Issuer (formerly American Credit Corporation), Strome Partners, a Delaware limited partnership, Strome Offshore Limited, a Cayman Island corporation, Gary Burdick, Rellen Stewart, Rocco J. Fabiano and Heidi L. Berk, as amended (the "IRA"). The IRA describes the restrictions applicable to transfers of Shares held by CFSC and the conditions to be satisfied in order to transfer Shares. In addition, the IRA provides the stockholders of Issuer that are parties thereto with demand and incidental registration rights with respect to their Shares, subject to the terms and conditions of the IRA.

     The foregoing summary of certain provisions of the IRA is not intended to be complete and is qualified in its entirety by the complete text of such document, a copy of which is filed herewith as Exhibit B, which is incorporated herein by this reference.

     Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

     Exhibit A: List of Executive Officers and Directors of CFSC and Cargill, Incorporated.

     Exhibit B: Investors Rights Agreement, dated July 15, 1993, among Issuer (formerly American Credit Corporation), Strome Partners, Strome Offshore Limited, Gary Burdick, Rellen Stewart, Rocco J. Fabiano, Heidi L. Berk and CFSC, as amended.

     Exhibit C: Joint Filing Agreement, dated as of February 6, 1997, between CFSC and Cargill, Incorporated.

     Signature page follows.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              CARGILL FINANCIAL SERVICES CORPORATION




                              By:  /s/ Jeffery D. Leu
                                   ---------------------
                                   Jeffery D. Leu
                                   Senior Vice President



                              CARGILL, INCORPORATED



                              By:  /s/ Linda L. Cutler
                                   --------------------
                                   Linda L. Cutler
                                   Vice President, Assistant General Counsel
                                   and Assistant Secretary




Date: February 10, 1997

                                   EXHIBIT A


                    CARGILL FINANCIAL SERVICES CORPORATION

                                                  Occupation or
Name and Address             Office Held          Employment          Citizenship
----------------             -----------          -------------       -----------

Robert A. Kruchoski          Executive            President           U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

David W. Rogers              Executive            Executive Vice      U.K.
6000 Clearwater Drive        Officer and          President, and
Minnetonka, MN 55343         Director             Chief Operating
                                                  Officer

Kenneth M. Duncan            Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Gary W. Jarrett              Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Jeffery D. Leu               Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Michael B. Moore             Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Robert D. Beach              Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Rae A. Lesmeister            Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Linda L. Cutler              Executive            Secretary           U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

William W. Veazey            Executive            Treasurer           U.S.
6000 Clearwater Drive        Officer and
Minnetonka, MN 55343         Director

Robert L. Lumpkins           Director             Chief Financial     U.S.
6000 Clearwater Drive                             Officer, Cargill,
Minnetonka, MN 55343                              Incorporated


Ernest S. Micek              Director             President and       U.S.
6000 Clearwater Drive                             Chief Executive
Minnetonka, MN 55343                              Officer, Cargill,
                                                  Incorporated

David W. Raisbeck            Director             Executive Vice      U.S.
6000 Clearwater Drive                             President,
Minnetonka, MN 55343                              President (Trading
                                                  Sector), Cargill,
                                                  Incorporated

Philip J. Martini            Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Michael B. Moore             Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Wendell Spence               Executive            Senior Vice         U.S.
6000 Clearwater Drive        Officer              President
Minnetonka, MN 55343

Bruce H. Barnett             Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

David E. Dines               Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Elizabeth C. Gruber          Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Martin Guyot                 Executive            Vice President      Argentina
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Thomas F. Haller, Jr.        Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Patrick J. Halloran          Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Jeffrey A. Hilligoss         Executive            Vice President      U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Ian M.C. Kerr                Executive            Vice President      Canada
6000 Clearwater Drive        Officer
Minnetonka, MN 55343


Guilherme Schmidt Netto      Executive            Vice President     Brazil
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Gary G. O'Hagan              Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

J. Kirk Ogren, Jr.           Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Jeffrey A. Parker            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Steven C. Pumilia            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Gregory T. Zoidis            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343

Diannah Shurtleff            Executive            Vice President     U.S.
6000 Clearwater Drive        Officer
Minnetonka, MN 55343


                             CARGILL, INCORPORATED

                                                  Occupation or
Name and Address             Office Held          Employment          Citizenship
----------------             -----------          -------------       -----------
Ernest S. Micek              Executive            Chairman of the     U.S.
15615 McGinty Road West      Officer and          Board, President
Wayzata, MN 55391            Director             and Chief Executive
                                                  Officer

Robert L. Lumpkins           Executive            Vice Chairman of    U.S.
15615 McGinty Road West      Officer and          the Board and Chief
Wayzata, MN 55391            Director             Financial Officer

F. Guillaume Bastiaens       Executive            Executive Vice      Belgium
15615 McGinty Road West      Officer and          President and
Wayzata, MN 55391            Director             President (Food
                                                  Sector)


David W. Raisbeck            Executive           Executive Vice       U.S.
15615 McGinty                Officer and         President and
Road West                    Director            President (Trading
Wayzata, MN 55391                                Sector)

Warren R. Staley             Executive           Executive Vice       U.S.
15615 McGinty                Officer and         President and
Road West                    Director            President (Western
Wayzata, MN 55391                                Hemisphere and Meat
                                                 Sectors)

Daniel R. Huber              Executive           President (Asia and  U.S.
15615 McGinty                Officer             Agricultural
Road West                                        Sectors)
Wayzata, MN 55391

Everett W. MacLennan         Executive           Senior Vice          U.S.
15615 McGinty                Officer             President (Human
Road West                                        Resources)
Wayzata, MN 55391

James D. Moe                 Executive           Corporate Vice       U.S.
15615 McGinty                Officer             President, General
Road West                                        Counsel and
Wayzata, MN 55391                                Secretary

Michael R. Bonsignore        Director            Chairman and CEO,    U.S.
Honeywell Plaza                                  Honeywell, Inc.
MN 12-5279                                       (Manufacturing
Minneapolis, MN 55408                            Company)

Austen S. Cargill II         Director            Vice President,      U.S.
15407 McGinty                                    Admin. Div.,
Road West                                        Cargill, Incorporated
Wayzata, MN 55391-2398

Livio D. DeSimone            Director            Chairman and CEO,    U.S.
3M Bldg                                          3M (Manufacturing
220-14W-05                                       Company)
St. Paul, MN  55144



Lloyd P. Johnson             Director          Chairman (Retired),   U.S.
4900 IDS Center                                Norwest Corporation
80 South Eighth Street
Minneapolis, MN 55479

Marianne C. Liebmann         Director          President, Liebmann   U.S.
15407 McGinty                                  Florist, Inc.
Road West
Wayzata, MN 55391

David D. MacMillan           Director          Private Investor      U.S.
15407 McGinty
Road West
Wayzata, MN 55391

W. Duncan MacMillan          Director          Vice President,       U.S.
15407 McGinty                                  Waycrosse, Inc.
Road West
Wayzata, MN 55391

Cargill MacMillan, Jr.       Director          Senior Advisory       U.S.
15615 McGinty                                  Director, Cargill,
Road West                                      Inc.
Wayzata, MN 55391

Lucy M. Stitzer              Director          Private Investor      U.S.
15407 McGinty
Road West
Wayzata, MN 55391

Michael H. Armacost          Director          President, The        U.S.
1775 Massachusetts                             Brookings Institute
Avenue NW                                      (Non-Profit
Washington, DC 20036                           Organization)

Michael W. Wright            Director          Chairman, CEO and     U.S.
11840 ValleyView Road                          President,
Eden Prairie, MN 55344                         SuperValu, Inc.
                                               (Grocery Business)

Whitney MacMillan            Director          CEO (Retired),        U.S.
2050 One Financial Plaza     Emeritus          Cargill, Inc.
120 South Sixth Street
Minneapolis, MN 55402

William B. MacMillen         Director          None                  U.S.
15407 McGinty
Road West
Wayzata, MN 55391

Ronald L. Christenson        Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President and Chief
Road West                                      Technology Officer
Wayzata, MN 55391

Robbin S. Johnson            Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President, Public
Road West                                      Affairs
Wayzata, MN 55391

Lloyd B. Taylor              Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President,
Road West                                      Information
Wayzata, MN 55391                              Technology

Edward J. Toth               Executive         Corporate Vice        U.S.
15615 McGinty                Officer           President and
Road West                                      Controller
Wayzata, MN 55391

Tyrone K. Thayer             Executive         Corporate Vice        U.S.
15407 McGinty                Officer           President,
Road West                                      Worldwide Cargill
Wayzata, MN  55391                             Foods and
                                               Procurement

William W. Veazey            Executive         Treasurer             U.S.
15615 McGinty                Officer
Road West
Wayzata, MN 55391


                                   EXHIBIT C


                            JOINT FILING AGREEMENT


     Cargill Financial Services Corporation and Cargill, Incorporated, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, par value $.001 per share, of ACC Consumer Finance Corporation are, and will be, filed jointly on behalf of each such person, and that this Agreement be included as on exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 6th day of February, 1997.


Dated:  February 6, 1997       CARGILL FINANCIAL SERVICES CORPORATION



                               By: /s/ Jeffery D. Leu
                                   -------------------------------------
                                   Jeffery D. Leu
                                   Senior Vice President



                               CARGILL, INCORPORATED



                               By: /s/ Linda L. Cutler
                                   ------------------------------------
                                   Linda L. Cutler
                                   Vice President, Assistant General Counsel
                                   and Assistant Secretary

                          AMERICAN CREDIT CORPORATION

                          INVESTORS RIGHTS AGREEMENT

                                 July 15, 1993

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SECTION 1.
   RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS..........................    1.
    1.1     Restrictions on Transferability...............................    1.
    1.2     Certain Definitions...........................................    1.
    1.3     Restrictive Legend............................................    3.
    1.4     Notice of Proposed Transfers..................................    3.
    1.5     Demand Registration Rights....................................    4.
    1.6     Company Registration..........................................    5.
    1.7     Form S-3 Registration Rights..................................    6.
    1.8     Expenses of Registration......................................    7.
    1.9     Registration Procedures.......................................    8.
    1.10    Indemnification...............................................    8.
    1.11    Information by Holder.........................................   10.
    1.12    Rule 144 Reporting............................................   11.
    1.13    Transfer of Registration Rights...............................   11.
    1.14    Termination of Registration Rights............................   11.
    1.15    "Market Stand Off" Agreement..................................   11.

SECTION 2.
   AFFIRMATIVE COVENANTS OF THE COMPANY...................................   12.
    2.1     Financial Information.........................................   12.
    2.2     Assignment of Rights to Financial Information.................   12.
    2.3     Charter Amendments............................................   12.
    2.4     Termination of Covenants......................................   13.
    2.5     Observer Rights...............................................   13.

SECTION 3.
   AFFIRMATIVE COVENANTS OF SHAREHOLDER; RIGHT OF FIRST REFUSAL...........   14.
    3.1     Confidential Information, etc.................................   14.
    3.2     Rights of First Refusal.......................................   14.

SECTION 4.
   MISCELLANEOUS..........................................................   16.
    4.1     Governing Law.................................................   16.
    4.2     Successors and Assigns........................................   16.
    4.3     Entire Agreement..............................................   16.
    4.4     Rights of Shareholder.........................................   16.
    4.5     Notices, etc..................................................   16.
    4.6     Counterparts..................................................   16.
    4.7     Severability..................................................   17.
    4.8     Approval of Amendments and Waivers............................   17.


                                      i.

                          AMERICAN CREDIT CORPORATION

                          INVESTORS RIGHTS AGREEMENT

     This Investors Rights Agreement (the "Agreement") is entered into July 15, 1993 between AMERICAN CREDIT CORPORATION, a California corporation (the "Company") with its principal office located at 3405 Hermosa Avenue, Hermosa Beach, California 90254, Rocco J. Fabiano, Gary Burdick and Rellen Stewart (collectively, the "Founders"), Heidi L. Berk (the "Consultant"), Cargill Financial Services Corporation, a Delaware corporation ("Cargill"), with its principal office located at 6000 Clearwater Drive, Minnetonka, Minnesota 55343-9497 and Strome Partners, a Delaware limited partnership, with its principal office located at 1250 4th Street, Suite 420, Santa Monica, California 90401, and Strome Offshore Limited, a Cayman Island corporation with its principal office located at 1250 4th Street, Suite 420, Santa Monica, California 90401, (collectively, the "Shareholders") With respect to the Founders, the Consultant and the Shareholders, this Agreement is being entered into pursuant to Section
4.8 of that certain Series A Preferred Stock Purchase Agreement of even date herewith between the Company and the Shareholders (the "Series A Agreement").

     In consideration of the mutual agreements, covenants and conditions contained herein, the Company, the Founders, the Consultant, Cargill and the Shareholders hereby agree as follows:

                                  SECTION 1.

                 RESTRICTIONS ON TRANSFER: REGISTRATION RIGHTS

     1.1 Restrictions on Transferability. The shares of the Company's Series A Preferred Stock (the "Preferred") purchased by the Shareholders pursuant to the Series A Agreement and which may be purchased by Cargill pursuant to the Warrant (defined in Section 1.2 below) (and any Common Stock into which the Preferred may be converted) shall not be transferable except upon the conditions specified in this Agreement, which conditions are intended to insure compliance with the provisions of the Securities Act (as defined below), or upon such other terms as are in the opinion of counsel to the Company satisfactory to comply with the provisions of the Securities Act. Except for transfers made pursuant to Rule 144 of the Securities Act, the Shareholders and Cargill will cause any proposed transferee of Preferred (and any Common Stock into which the Preferred may be converted) held by such Shareholders and Cargill to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement and it will be a condition precedent to the effectiveness of any such transfer that the Company shall have secured a written agreement in form and substance satisfactory to the Company to that effect, if so requested by the Company.

     1.2 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                                      1.

     "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     "Form S-3" shall mean Form S-3 under the Securities Act as in effect on the date of this Agreement, or any substantially similar, equivalent or successor form under the Securities Act.

     "Holder" shall mean the Shareholders, each Founder, the Consultant, Cargill and any transferee or registration rights under Section 1.13 hereof who then holds any outstanding Preferred or Registrable Securities.

     The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     "Registrable Securities" means (i) shares of the Company's Common Stock held by each Founder, the Consultant and shares of the Company's Common Stock issued pursuant to the conversion of the Company's Series A Preferred Stock (including shares of Series A Preferred Stock issued upon exercise of the Warrant), which shares have not been sold to the public and (ii) shares of the Company's Common Stock issued in respect of shares of the Company's Common Stock held by each Founder or the Consultant, Series A Preferred Stock or Common Stock issued pursuant to the conversion of the Company's Series A Preferred Stock, or upon any stock split, stock dividend, recapitalization, or similar event, which have not been sold to the public.

     "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 1.5, 1.6 and 1.7 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

     "Restricted Securities" shall mean the securities of the Company required to bear the legend set forth in Section 1.3 hereof or a legend substantially similar thereto and all shares of Common Stock outstanding on the date of this Agreement.

     "Restricted Stock Purchase Agreement" shall mean that certain Stock Purchase and Restriction Agreement of even date herewith entered into between the Company and the Shareholders and the Founders.

     "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                                       2.

     "Selling Expense" shall mean all underwriting discounts and selling commissions applicable to the applicable sale.

     "Warrant" shall mean that certain Warrant to purchase 35,294 shares of Series A Preferred Stock of the Company issued by the Company to Cargill on July 15, 1993 in connection with the establishment of a program between the Company and Cargill for the origination, purchase, financing and subsequent securitization of non-prime automobile installment contracts.

     1.3 Restrictive Legend. Each certificate representing (i) the Preferred,
(ii) the Warrant, (iii) shares of the Company's Common Stock issued upon conversion of the Preferred or upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of Section 1.4 below) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable California or other state securities laws):

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR ANY EXEMPTION THEREFROM UNDER SAID ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SECURITIES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION.

     1.4 Notice of Proposed Transfers. The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 1.4. Prior to any proposed transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the holder thereof shall give written notice to the Company of such holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied (except in transactions in compliance with Rule 144 promulgated under the Securities Act) by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission, a copy of any holder's request (together with all supplements or amendments thereto) for which shall have been provided to the Company, at or prior to the time of first delivery to the Commission's staff, to the effect that the transfer of such securities without registration will not result in a recommendation by such staff that action be taken with respect thereto, whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the holder to the Company. Each certificate evidencing the Restricted Securities transferred as provided for above shall bear the appropriate restrictive legend set forth in Section 1.3 above, except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for

                                       3.

the Company or counsel for such holder, which opinion and counsel shall be satisfactory to counsel for the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

     1.5 Demand Registration Rights.

          (a) Commencing on the earlier of (i) six months after the effective date of the first registration statement filed by the Company covering an underwritten offering of any of its securities to the general public and (ii) January 1, 1997, if the Company shall receive a written request (specifying that it is being made pursuant to this Section 1.5) from the Holders of more than fifty percent (50%) of the Registrable Securities (including Holders of securities that are convertible into Registrable Securities) (the "Initiating Holders") that the Company file a registration statement or similar document under the Securities Act covering the registration of the lesser of (i) at least fifty percent (50%) of the then outstanding Registrable Securities and (ii) Registrable Securities the expected price to the public of which exceeds $5,000,000, then the Company shall promptly notify all other Holders of such request and shall use its best efforts to cause all Registrable Securities that such Holders have requested, within 15 days after receipt of such written notice, be registered in accordance with this Section 1.5 to be registered under the Securities Act.

     Notwithstanding the foregoing, (i) the Company shall not be obligated to effect a registration pursuant to this Section 1.5 during the period starting with the date sixty (60) days prior to the Company's estimated date of filing of, and ending on a date sixty (60) days following the effective date of, a registration statement pertaining to an underwritten public offering of the Company's securities, provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and that the Company's estimate of the date of filing such registration statement is made in good faith and (ii) if the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed in the near future, then the Company's obligation to use its best efforts to file a registration statement shall be deferred for a period not to exceed six (6) months; provided, however, that the Company shall not obtain such a deferral more than once in any 12-month period.

     The Company shall be obligated to effect not more than one registration pursuant to this Section 1.5.

          (b) If the Initiating Holders intend to distribute the Registrable Securities covered by their demand by means of an underwriting, they shall so advise the Company as part of their demand made pursuant to this Section 1.5, and the Company shall include such information in the notice referred to in
Section 1.5(a). In such event, the right of any Holder to registration pursuant to this Section 1.5 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless

                                      4.

otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein.

     The Company shall, together with all Holders proposing to distribute their securities through such underwriting, enter into an underwriting agreement in customary form with the underwriter or underwriters selected by a majority of interest of the Initiating Holders and reasonably satisfactory to the Company. Notwithstanding any other provision of this Section 1.5, if the underwriter shall advise the Company in writing that marketing factors (including, without limitation, an adverse effect on the per share offering price) require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated pro rata among such Holders thereof in proportion, as nearly as practicable, to the respective amounts or Registrable Securities held by such Holders at the time of filing the registration statement; provided that shares of restricted stock purchased by the Founders on the date hereof which are unvested shall be counted as if held by the Shareholders. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

     If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the underwriter, and the Initiating Holder. The Registrable Securities so withdrawn shall also be withdrawn from registration. If by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 1.5.

     If the underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include securities for its own account (or for the account of other stockholders) in such registration if the underwriter so agrees and if the number of Registrable Securities that would otherwise have been included in such registration and underwriting will not thereby be limited.

     1.6 Company Registration.

          (a) If, at any time or from time to time, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders exercising their respective demand registration rights, other than a registration relating solely to employee benefit plans on Form S-8 or similar forms which may be promulgated in the future or a registration on Form S-4 or similar forms which may be promulgated in the future relating solely to a Securities and Exchange Commission Rule 145 or similar transaction, the Company will (i) promptly give to each Holder written notice thereof and (ii) include in such registration (and any related qualification under Blue Sky laws or other compliance), and in any underwriting

                                      5.

involved therein, all Registrable Securities of such Holders as specified in a written request or requests made within 15 days after receipt of such written notice from the Company.

          (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so indicate in the notice given pursuant to Section 1.6(a). In such event the right of any Holder to registration pursuant to this Section 1.6 shall be conditioned upon such Holder's agreeing to participate in such underwriting and in the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company or by other holders exercising any demand registration rights. Notwithstanding any other provision of this Section 1.6, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Securities or other securities from such registration and underwriting (hereinafter an "Underwriter Cutback"). In the event of an Underwriter Cutback, the Company shall so advise all Holders and the other holders distributing their securities through such underwriting, and the number of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among all holders thereof (other than those holders who are exercising their demand registration rights) on the basis that the holders who are not Holders shall be cut back before any cutback of Holders. If the limitation determined by the underwriter requires a cut-back of the Holders, the cut-back shall be in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement; provided that shares of restricted stock purchased by the Founders on the date hereof which are unvested shall be counted as if held by the Shareholders. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     Notwithstanding the foregoing, the Holders of a majority of the then outstanding shares of Registrable Securities may waive the rights of all Holders under this Section 1.6 to include shares in a registration; provided that such waiver shall apply equally and with the same affect on all Holders. In determining the total number of such shares of Registrable Securities outstanding and the number of such shares consenting or not consenting, all shares previously disposed of by the Holders or their respective transferees pursuant to one or more registration statements under the Securities Act or pursuant to Rule 144 or Rule 701 thereunder, shall be excluded. Any such waiver effected in accordance with this section shall be binding upon each Holder and the Company.

     1.7 Form S-3 Registration Rights. After the Company's initial registered underwritten public offering, the Company shall use its best efforts to qualify for registration on Form S-3, and to that end the Company shall use its best efforts to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), within

                                      6.

twelve (12) months following the effective date of the first registration of any securities of the Company for an underwritten registered public offering. After the Company has qualified for the use of Form S-3, and subject to the provisions of Section 1.14, each Holder shall have the right to request a registration on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended method of disposition of such shares by each such Holder), subject only to the following limitations:

          (a) The Company shall not be obligated to cause a registration on Form S-3 to become effective prior to one hundred eighty (180) days following the effective date of a Company initiated registration (other than a registration effected solely to qualify an employee benefit plan or to effect a business combination pursuant to Rule 145);

          (b) The Company shall not be required to effect a registration pursuant to this Section 1.7 unless the Holder or Holders requesting such a registration propose to dispose of shares of Registrable Securities having an aggregate disposition price (before deduction of underwriting discounts and expenses of sale) of at least $1,000,000;

          (c) The Company shall not be required to effect a registration pursuant to this Section 1.7 if the Company shall furnish to the requesting Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company or its shareholders for the registration statement to be filed at the date filing would be required, in which case the Company shall have an additional period of not more than 120 days within which to file such registration statement; provided however, that the Company shall not use this right more than once in any twelve (12) month period;

          (d) The Company shall not be required to maintain and keep any such registration on Form S-3 effective for a period exceeding one hundred and twenty
(120) days from the effective date thereof;

          (e) The Company shall not be obligated to cause a registration on Form S-3 if in the prior twelve-month period the Company has caused a registration on Form S-3 to become effective; and

          (f) The Company shall not be required to effect more than three registrations pursuant to this Section 1.7, one each for the Shareholders, Cargill and the Founders (the Founders being treated collectively as a single entity).

     The Company shall give notice to all Holders of the receipt of a request for registration pursuant to this Section 1.7 and shall use its best efforts to cause all Registrable Securities that any Holders have requested, within 15 days after receipt of such written notice, be registered in accordance with this
Section 1.7 to be registered under the Securities Act. Subject to the foregoing, the Company will use its best efforts to effect promptly any registration pursuant to

                                       7.

this Section 1.7. The provisions of Section 1.5(b) shall apply to any registration effected pursuant to this Section 1.7

     1.8 Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 1.5, 1.6 and 1.7 (exclusive of Selling Expenses and fees and expenses of any special counsel to the selling Holders, which shall be borne by the selling Holders pro rata based on the number of their shares registered) shall be borne by the Company. Notwithstanding anything to the contrary herein, the Company shall not be required to pay for any expenses of any registration proceeding under Section 1.5 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to have been registered, unless such Holders agree to forfeit their right to a demand registration pursuant to Section 1.5 (in which event such right shall be forfeited by all Holders). In the absence of such an agreement to forfeit, the Holders of Registrable Securities to have been registered shall bear all such expenses pro rata on the basis of the Registrable Securities to have been registered. Notwithstanding the foregoing, however, if at the time of the withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request, of which the Company had knowledge at the time of the request, then the Holders shall not be required to pay any of said expenses and shall retain their rights pursuant to Section 1.5.

     1.9 Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 1, the Company will keep each Holder advised in writing as to be initiation of each registration, qualification and compliance and as to the completion thereof. At it expense the Company will:

          (a) Keep such registration, qualification or compliance effective for a period of 120 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs; and

          (b) Furnish such number of prospectuses and other documents incident thereto as a Holder from time to time may reasonably request.

     Notwithstanding any provision to the contrary in this Agreement, the Company shall not be required in connection with any registration pursuant to Sections 1.5, 1.6 or 1.7 to qualify shares in any state or jurisdiction which requires the Company to qualify to do business or to file a general consent to service of process.

     1.10 Indemnification.

          (a) The Company will indemnify each Holder, each of its officers, directors, partners, employees, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this
Section 1, and to the extent required by the respective underwriting

                                       8.

agreement, each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in resect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers, directors, partners, employees and each person controlling such Holder, and to the extent required by the respective underwriting agreement, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of our is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or underwriter and stated to be specifically for use therein.

          (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors, officers and employees, to the extent required by the respective underwriting agreement, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder whose Registrable Securities are included in the securities as to which registration and qualification or compliance is being effected, each of its officers, directors, partners, employees and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof) including any of the foregoing incurred in settlement of any litigation commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement prospectus, offering circular or other document or any amendment or supplement thereto, incident to any such registration, qualification or compliance or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification, or compliance, and will reimburse the Company, such Holders, such directors, officers, partners, employees, control persons or, to the extent required by the respective underwriting agreement, underwriters for any legal or any other expenses reasonably incurred in connection with investigation, preparing or defending any

                                      9.

such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein; provided, however, that the obligations of such Holders hereunder shall be limited to an amount equal to the proceeds to each such Holder of Registrable Securities sold as contemplated herein.

          (c) Each party entitled to indemnification under this Section 1.10 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 1 unless such failure resulted in actual detriment to the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party a release from all liability in respect of such claim or litigation.

     1.11 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 1.

     1.12 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

          (a) Use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

          (b) Use its best efforts to then file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Exchange Act at any time after it has become subject to such reporting requirements; and

                                      10.

          (c) So long as a Shareholder owns any Restricted Securities, to furnish to such Shareholder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public) and of the Securities Act and the Securities Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Shareholder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Shareholder to sell any such securities without registration.

     1.13 Transfer of Registration Rights. The rights to cause the Company to register securities granted under Sections 1.5, 1.6 and 1.7 may be assigned or otherwise conveyed to a transferee or assignee of Registrable Securities, who shall be considered a "Holder" for purposes of this Section 1, provided that (a) such transfer is effected in accordance with applicable federal and state securities laws and (b) such transferee or assignee (i) is a Holder, (ii) is an affiliate of a Holder, including a wholly-owned subsidiary or constituent partner (including limited partners and partners who retire from a transferror partnership after the date hereof) of the transferring Holder, (iii) is a family member of the transferring Holder, (iv) is a trust for the benefit of an individual transferror or his family members, or (v) acquires at least 10,000 shares (as presently constituted) of the Registrable Securities held by the transferring Holder and, provided further, that the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned.

     1.14 Termination of Registration Rights. The registration rights granted pursuant to this Section 1 shall terminate (i) upon the second anniversary of the effective date of the first registration statement filed by the Company covering an underwritten offering of its securities to the general public or
(ii) as to any individual Holder, at such time after the Company's initial registered public offering as all Registrable Securities held by such Holder can be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144 (including Rule 144(k)) or Rule 701 promulgated thereunder.

     1.15 "Market Stand Off" Agreement. Each Holder hereby agrees that it shall not, to the extent requested by the Company and an underwriter of Common Stock (or other securities) of the Company, sell or otherwise transfer or dispose (other than to those who agree to be similarly bound) of any Registrable Securities during the one hundred twenty (120) day period following the effective date of a registration statement of the Company filed under the Securities Act; provided, however, that such agreement shall only be applicable to the first such registration statement of the Company which covers shares (or securities) to be sold on its behalf to the public in an underwritten offering.

     In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities held by the Holders (and the shares or

                                      11.

securities of every other person subject to the foregoing restriction) until the end of such one hundred twenty (120) day period.

                                  SECTION 2.

                     AFFIRMATIVE COVENANTS OF THE COMPANY

     2.1 Financial Information. The Company will furnish the following reports to each Shareholder and Cargill for so long as each Shareholder and/or Cargill is a holder of the Warrant, Preferred or Common Stock issued upon conversion of the Preferred or a combination thereof:

          (a) As soon as practicable after the end of each fiscal year, and in any event within 90 days thereafter, audited consolidated balance sheets of the Company and its subsidiaries, if any, as of the end of such fiscal year, and consolidated statements of income and surplus and consolidated statements of changes in financial position of the Company and its subsidiaries, if any, for such year, prepared in accordance with generally accepted accounting principles and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and certified by independent public accountants of recognized national standing selected by the Company; and

          (b) As soon as practicable after the end of every fiscal quarter and in any event within 45 days thereafter, an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as of the end of each such quarter, and consolidated statements of income and consolidated statements of changes in financial condition of the Company and its subsidiaries for such period, all in reasonable detail and signed, subject to changes resulting from year-end audit adjustments, by the principal financial or accounting officer of the Company.

     2.2 Assignment of Rights to Financial Information. The rights granted pursuant to Section 2.1 may be assigned by the Shareholders and Cargill (or by any permitted transferee of any such rights) only in connection with the transfer to a single transferee of not less than 10,000 shares of Preferred (including any Warrant to acquire at least 10,000 shares of Preferred or Common Stock), or a combination thereof (including, for such purposes transfers by affiliates of a transferror) and only so long as (i) the Company is given notice of any such assignment within thirty (30) days of the date the same is effected, which notice shall disclose the name of such assignee and provide a reasonably detailed description of such assignee's business and the circumstances surrounding such assignment, (ii) the assignee is not a competitor or potential competitor of the Company and (ii) if the Company reasonably believes that it is necessary to protect proprietary information, the Company may require that the assignee execute a confidentiality agreement as a condition to receiving such information.

     2.3 Charter Amendments. The Company shall not, without first obtaining the affirmative vote or written consent of the holder of the Warrant, amend the Company's Articles of Incorporation to modify or change the rights, preferences or privileges of the Series A Preferred

                                      12.

Stock materially or adversely. Notwithstanding the foregoing, the Warrant holder's consent shall not be required if such modification or change would apply equally and with the same affect on the Warrant holder and all holders of then outstanding shares of Series A Preferred Stock and provided that some or all of the holders of the Series A Preferred Stock are not otherwise directly or indirectly being paid special compensation or consideration for agreeing to such modification or change, which compensation or consideration is not also being offered to the Warrant holder. For purposes of determining the Warrant holder's consent, if part of the Warrant shall have been transferred, then only the vote or consent of holders of warrants to purchase at least a majority of the shares of Series A Preferred Stock then subject to all such outstanding warrants shall be required to effect a proposed change or modification.

     2.4 Termination of Covenants. The covenants set forth in Sections 2.1 and
2.3 shall terminate and be of no further force or effect after the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of Common Stock (whether for the account of the Company or for the account of one or more shareholders of the Company) to the public at an aggregate offering price of not less than $7,500,000 and at a public offering price (prior to underwriters' discounts and expenses) equal to or exceeding $50 per share of Common Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Company IPO").

     2.5 Observer Rights. The Company shall permit two representatives of Cargill to attend all meetings of it Board of Directors in a nonvoting observer capacity, and such observers shall receive within a reasonable time prior to each Board meeting, or any action to be taken by written consent, copies of all materials sent to Board members in connection with such meeting or written consent, as well as, all materials to which Board members are entitled under
Section 1602 of the California General Corporations Law; provided, however, that each such representative shall agree to hold all information obtained in connection with such meetings or written consent in confidence and trust pursuant to Section 3.1 below; and, provided, further, that the Company reserves the right to withhold any information and to exclude such representatives from any meeting or portion thereof, or with respect to any written consent, if access to such information or attendance at such meeting would materially and adversely affect the attorney-client privilege between the Company and its counsel. The observer rights set forth in this Section 2.4 shall terminate and be of no further force or effect upon the earliest of (i) the Company IPO, (ii) upon termination of the financing commitment described in Section 1 of the Definitive Commitment Agreement dated as of July 15, 1993, between Cargill and the Company, prior to the fifth anniversary of the Definitive Commitment Agreement, if such termination is due to a material breach thereof by Cargill, or (iii) upon the closing date for the sale (whether by merger, consolidation or sale of assets) of all or substantially all of the Company's business, assets or capital stock to a non-affiliated corporation, entity or person. The observer rights set forth herein shall not be transferrable without the consent of the Company's Board of Directors.

                                      13.

                                  SECTION 3.

                 AFFIRMATIVE COVENANTS; RIGHT OF FIRST REFUSAL
                 ---------------------------------------------


     3.1 Confidential Information, etc. The Shareholders and Cargill agree that all information received by it pursuant to Section 2, and any other information relating to the Company's trade secrets and proprietary information that is disclosed by the Company to the Shareholders or Cargill in writing and is marked "Confidential," shall be considered confidential information. The Shareholders and Cargill each agree that it shall hold all confidential information relating to the Company in confidence and shall not disclose any such confidential information to any third party other than its counsel or accountants nor shall such Shareholders or Cargill use such confidential information for any purpose other than evaluation of its investment in the Company; provided, however, that the foregoing obligation to hold in confidence and not to disclose confidential information shall not apply to any such information that (a) was known to the public prior to disclosure by the Company, (b) becomes known to the public through no fault of such Shareholders or Cargill, (c) is disclosed to such Shareholders or Cargill on a non-confidential basis by a third party having a legal right to make such disclosure, (d) is independently developed by such Shareholders or Cargill, or (e) must be disclosed pursuant to any legal requirement. In the event that either the Shareholders or Cargill receives notice that it may be required to disclose Confidential Information in accordance with applicable law, each agrees (i) to give the Company prompt notice of such fact so that it may seek an appropriate protective order and (ii) to cooperate with the Company in any proceeding to obtain a protective order. If, in the absence of a protective order, either of the Shareholders or Cargill is nonetheless compelled to disclose Confidential Information it may disclose such information without liability hereunder; provided, however, that it gives the Company written notice of the information to be disclosed as far in advance of the required disclosure as is practicable.

     3.2 Right of First Refusal. The Company hereby grants to each Purchaser (as defined in this Section 3.2) the right of first refusal to purchase its Pro Rata Share, as defined below, of all (or any part) of the New Securities (as defined in this Section 3.2) that the Company may from time to time propose to sell and issue. Such Purchaser's "Pro Rata Share," for purposes of this right of first refusal, is the ratio of the number of shares of Common Stock (assuming conversion of all shares of the Preferred, including those shares issuable upon the exercise of the Warrant) then held by such Purchaser to the total number of shares of Common Stock then outstanding (assuming conversion of all outstanding shares of shares of the Company's Preferred Stock, including those shares issuable upon exercise of the Warrant); provided that shares of restricted stock purchased by the Founders on the date hereof which have not vested pursuant to the performance vesting provisions (Section 2(b)(ii) of the Restricted Stock Purchase Agreement shall be counted as if held by the Shareholders. This right of first refusal shall be subject to the following provisions:

          (a) "Purchaser" shall mean, with respect to any issuance of New Securities of the Company, a Shareholder, each Founder, Cargill and any permitted transferee who then holds any Warrant, Preferred (or Common Stock issued upon conversion thereof).

                                      14.

          (b) "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options, or warrants to purchase said Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible into or exchangeable for said Common Stock or Preferred Stock; provided, however, that "New Securities" does not include (i) securities issuable upon conversion of or with respect to Series A Preferred Stock or any future series of preferred stock; (ii) securities offered to the public pursuant to a registration statement filed under the Securities Act; (iii) securities issued pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets, or other reorganization; (iv) shares of the Company's Common Stock (or related options) issued to directors, officers or employees of, or consultants to, the corporation pursuant to an agreement or an option or purchase plan or another director, officer, employee or consultant stock incentive program approved by the Board of Directors of the Company; and (v) shares of the Company's Common Stock or Preferred Stock issued in connection with any stock split, stock dividend, or recapitalization by the Company.

          (c) In the event that the Company proposes to undertake an issuance of New Securities, it shall give each Purchaser written notice of its intention, describing the type of New Securities, the price, and the general terms upon which the Company proposes to issue the same. Each Purchaser shall have ten (10) business days from the date of mailing of any such notice to agree to purchase his pro rata share of such New Securities for the price and upon the general terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. Each Purchaser shall have a right of overallotment such that if any Purchaser fails to exercise his right hereunder to purchase his pro rata portion of New Securities, the other Purchasers may purchase the non-purchasing Purchaser's portion on a pro rata basis, within five (5) days from the date such nonpurchasing Purchaser fails to exercise his right hereunder to purchase his pro rata share of New Securities.

          (d) In the event that Purchasers fail to exercise in full the right of first refusal within said ten (10) plus five (5) business day period, the Company shall have one hundred twenty (120) business days thereafter to sell (or enter into an agreement pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within one hundred twenty (120) business days from the date of said agreement) the New Securities respecting which the Purchasers' rights were not exercised, at a price and upon general terms no more favorable to the purchasers thereof than specified in the Company's notice. In the event the Company has not sold the New Securities within said one hundred twenty (120) business day period (or sold and issued new Securities in accordance with the foregoing within one hundred twenty (120) business days from the date of said agreement), the Company shall not thereafter issue or sell any New Securities, without first offering such securities to the Purchasers in the manner provided above.

          (e) The right of first refusal granted under this Agreement shall expire upon the Company IPO.

                                      15.

          (f) This right of first refusal is nonassignable except to any other Purchaser or to any parent, subsidiary, affiliate or general or limited partner of any Purchaser.

                                  SECTION 4.

                                MISCELLANEOUS

     4.1 Governing Law. This Agreement shall be governed by the laws of the State of California as applicable to contracts entered into and performed entirely within the State of California.

     4.2 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     4.3 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

     4.4 Rights of Shareholders. Each Holder shall have the absolute right to exercise or refrain from exercising any right or rights that such Holders may have by reason of this Agreement or the ownership of any capital stock, including without limitation the right to consent to the waiver of any obligation of the Company under this Agreement to such Holder and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement affecting any such modification, and such Holder shall not incur any liability to any other party with respect to exercising or refraining from exercising any such right or rights.

     4.5 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addresses (a) if to a Holder, at such person's address set forth below or at such other address as such Holder shall have furnished to the Company in writing, (b) if to any other holder of Preferred, at such address as such holder shall have furnished the Company in writing or (c) if to the Company, one copy shall be sent to its address set forth above and addressed to the attention of the Corporate Secretary, or at such other addresses as the Company shall have furnished to the Holders. All notices and other communications mailed pursuant to the provisions of this Section 4.5 shall be deemed delivered when received.

     4.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be enforceable against the party actually executing such counterpart, and which together shall constitute one instrument.

                                      16.

     4.7 Severability. In the event that any provision of this Agreement becomes or is declared by a court or competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

     4.8 Approval of Amendments and Waivers. Any term of this agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and Holders of at least a majority of the then outstanding shares of Registrable Securities, excluding from the determination of such a majority (both in determining the total number of such shares outstanding and the number of such shares consenting or not consenting) all shares previously disposed of by the Holders or their respective transferees pursuant to one or more registration statements under the Securities Act or pursuant to Rule 144 or Rule 701 thereunder; provided, however, unless all Holders will be similarly affected by any such amendment or waiver and except as provided in the second paragraph of Section 1.6(b) above, the rights of a Holder cannot be adversely affected by any such amendment or waiver without its consent. Any amendment, termination or waiver effected in accordance with this section shall be binding upon each Holder and the Company.

                                      17.

     The foregoing Agreement is hereby executed as of the date first above written.


THE COMPANY:

AMERICAN CREDIT CORPORATION

By /s/ Gary S. Burdick
   ------------------------

Title      CEO
      ---------------------


THE SHAREHOLDERS:

STROME PARTNERS,
A Delaware limited partnership

By /s/ Jeff Lambert
   ------------------------

Title      CFO
      ---------------------

STROME OFFSHORE LIMITED,
A Cayman Island corporation

By /s/ Jeff Lambert
   ------------------------

Title Attorney-In-Fact
      ---------------------
                                      18.

THE FOUNDERS:


/s/ Gary S. Burdick
-------------------------------
Gary S. Burdick
3405 Hermosa Avenue
Hermosa Beach, California 90245

/s/ Rellen Stewart
-------------------------------
Rellen Stewart
Eureka Bank
950 Tower Lane
Foster City, California 94404

/s/ Rocco J. Fabiano
-------------------------------
Rocco J. Fabiano
14735 Caminito Porta Delgada
Del Mar, California 92014


THE CONSULTANT:

/s/ Heidi L. Berk
-------------------------------
Heidi L. Berk

-------------------------------
-------------------------------

CARGILL

Cargill Financial Services Corporation
6000 Clearwater Drive
Minnetonka, MN 55343-9497

By /s/ Kenneth M. Duncan
   ----------------------------
   Title  Vice President
          ---------------------


                                      19.

                     AGREEMENT TO PURCHASE PREFERRED STOCK
                     AND AMENDMENT OF EXISTING AGREEMENTS


     This AGREEMENT TO PURCHASE PREFERRED STOCK AND AMENDMENT OF EXISTING AGREEMENTS ("Agreement") is entered into as of this 24th day of June, 1994 by and among AMERICAN CREDIT CORPORATION, a California corporation (the "Company"), STROME PARTNERS, a Delaware limited partnership ("Strome Partners"), STROME OFFSHORE LIMITED, a Cayman Island corporation ("Strome Offshore") (Strome Partners and Strome Offshore are hereinafter collectively referred to as the "Purchaser"), Rocco J. Fabiano, Gary S. Burdick, Rellen M. Stewart (Messrs. Fabiano, Burdick and Stewart are hereinafter collectively referred to as the "Founders"), and CARGILL FINANCIAL SERVICES CORPORATION, a Delaware corporation ("CFSC").

     WHEREAS, the Purchaser desires to commit to buy from the Company up to $1,500,000 of the Company's Preferred Stock (the "Preferred") at a price equal to the fair market value per share of the Preferred on the date of purchase as determined in good faith by the Board of Directors of the Company (the "Purchase Price"), as requested by the Company pursuant to the terms of this Agreement; and

     WHEREAS, in order to allow the parties to this Agreement to maintain their respective percentage interests in the Company, the parties desire that (i) the Founders and CFSC shall have the right to purchase a pro rata portion of such shares of Preferred as are issued pursuant to the terms of this Agreement and
(ii) under certain circumstances Purchaser shall have the right to purchase a portion of the shares issued to the Founders pursuant to their respective Stock Purchase and Restriction Agreements dated July 15, 1993 (the "1993 Stock Restriction Agreements"), all as set forth below.

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement agree and covenant as follows:

     1. SALE OF PREFERRED STOCK. Subject to the terms and conditions hereof, the Purchaser agrees to purchase and the Company agrees to sell and issue to the Purchaser up to $1,500,000 of the Preferred (the "Commitment Amount") at the Purchase Price per share, as requested by the Company pursuant to Draw-Down Notices (defined below) delivered to the Purchaser at any time and from time to time during the Commitment Period (defined below), as follows:

          a. Draw-Down Notice by Company. If at any time during the Commitment Period the Company shall desire to sell shares of Preferred to the Purchaser pursuant to this Agreement (a "Draw-Down"), the Company shall deliver written notice thereof to the Purchaser (a "Drawn-Down Notice") specifying (i) the number of shares to be sold and the Purchase Price as determined in good faith by the Board of Directors but in no event less than $33.17 per share and (ii) a date for the closing of such Draw-Down, which date shall be not less than thirty
(30) but not more than forty-five (45) days following the date of such delivery of the Draw-Down

                                      1.

Notice (the "Closing"). Concurrently with the delivery of any Draw-Down Notice to the Purchaser, the Company shall deliver a copy of such Notice to the Founders and CFSC. The Company shall not be entitled to require Draw-Downs other than in multiples of $250,000 (subject to rounding for fractional shares) of Preferred.

          b. Founders' Option to Purchase

               i. Each Founder shall have the right to purchase at each Closing his respective Founder Percentage (defined below) of the shares of Preferred to be issued at such Closing on the same terms and conditions as such shares are sold to the Purchaser and CFSC within twenty-five (25) days after the receipt by such Founder of the applicable Draw-Down Notice. If any Founder fails to deliver such notice within such twenty-five (25) day period, then such Founder shall not be entitled to purchase shares of Preferred at the Closing; provided, however, that the failure of such Founder to deliver such notice with respect to such Closing shall not affect such Founder's right to participate in any other Closing pursuant to this Agreement. The number of shares of Preferred to be issued to the Purchaser at such Closing shall be reduced share-for-share to the extent the Founders elect to purchase shares of Preferred pursuant to this paragraph (b).

               ii. For purposes of this Agreement, the "Founder Percentage" with respect to any Founder shall be determined as follows:

                                                 Founder
               Founder                           Percentage
               -------                           ----------
               Rocco J. Fabiano                  9.60%
               Gary S. Burdick                   8.59%
               Rellen M. Stewart                 6.06%

          c. Amendment of Articles of Incorporation. Upon receipt of any Draw-Down Notice, each party to this Agreement agrees to use its best efforts to cause the Company's Articles of Incorporation to be amended prior to the Closing of such Draw-Down in the following respects:

               i. To authorize the issuance of additional shares of the Company's Common Stock and Preferred Stock as required for such Closing (including the shares of Common Stock into which the shares of Preferred to be issued at such Closing will be convertible);

               ii. If the Purchase Price with respect to such Closing is equal to $33.17 per share (the "Series A Purchase Price"), to designate additional shares of the Company's Series A Preferred Stock as required for such Closing; and

               iii. If the Purchase Price with respect to such Closing is a price other than the Series A Purchase Price per share, to designate the number of shares and the rights, preferences and privileges of a new series of the Company's Preferred Stock to be issued at such

                                      2.

Closing. Any such new series of Preferred Stock shall have rights, preferences and privileges substantially the same as Company's Series A Preferred Stock, except that (A) the rights, preferences and privileges of such new series relating to dividend rights, liquidation preference and redemption at the option of the holder of shares shall be determined based upon the Purchase Price applicable at such Closing and (B) with respect to liquidation preferences, voting rights and other similar rights of the holders of the Company's Preferred Stock, the holders of all outstanding shares of Preferred Stock shall be treated as a single class and such rights shall be allocated pro rata among such holders of Preferred Stock. Without limiting the foregoing, in no event shall the holders of the outstanding shares of Preferred Stock be entitled to elect more than two directors of the Company pursuant to such amended Articles of Incorporation.

          d. Closing. Each Closing of the purchase and sale of shares of Preferred pursuant to this Section 1 shall be held at the offices of Cooley Godward Castro Huddleson & Tatum, 4365 Executive Drive, Suite 1200, San Diego, California 92121 at 10:00 a.m., California time, on the date specified in the applicable and Draw-Down Notice. At each Closing, each Founder that elects to participate in such Closing and the Purchaser (collectively, the "Participants") shall deliver to the Company, by check or wire transfer of immediately available funds, the amount of the purchase price of the shares of Preferred to be issued and sold to such Participant at such Closing, and the Company shall deliver to each Participant a certificate representing the shares of Preferred being purchased at such Closing by such Participant less such Participant's CFSC Option Shares as provided for in paragraph (e) below. Each Founder participating in any Closing shall be entitled to require the Company to issue any shares of Preferred being issued to such Founder at such Closing into the name of any family member of such Founder, any trust of which such Founder or family member is a beneficiary or any individual retirement, 401(k), custodial or similar account of such Founder or family member.

          e.  Delivery of CFSC Option Shares into Escrow.

               i. In order to secure performance of the Participants' obligations with respect to the CFSC Option provided for under Section 2, at each Closing, (A) the Company shall deliver certificates representing the CFSC Option Shares (defined below) being issued to each Participant at such Closing to the Escrow Agent (the "Escrow Agent") named in the Joint Escrow Instructions among the Company, the Founders, CFSC and the Escrow Agent of even date herewith (the "Escrow Agreement") to be held pursuant to the Escrow Agreement and (B) each Participant shall deliver to the Escrow Agent two Stock Assignments in the form attached as Exhibit A to the Escrow Agreement executed in blank by such Participant. The certificates representing such CFSC Option Shares shall be issued in the names of the respective Participants (or such other person or entity in whose name such certificates may be issued pursuant to the last sentence of paragraph (d) above) and shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement.

               ii. If, from time to time prior to the expiration of the CFSC Exercise Period, there is any stock dividend or dividend of cash and/or property, stock split, or other change in the character or amount of any of the outstanding securities of the Company, or any consolidation, merger or sale of all or substantially all of the assets of the Company (other than

                                      3.

securitization or similar transactions in ordinary course of business), then, in such event, any and all new, substituted or additional securities or other property to which any Optionor is entitled by reason of his ownership of any CFSC Options Shares then held in escrow pursuant to this paragraph (e) shall be immediately subject to the CFSC Option and be included in the word "CFSC Option Shares" for all purposes of the CFSC Option with the same force and effect as if such new, substituted or additional securities or other property were CFSC Option Shares subject to the CFSC Option under the terms of Section 2. While the total Purchase Price payable by CFSC Option upon exercise of the CFSC Option shall remain the same after each such event, the Purchase Price per share of the CFSC Option Shares upon exercise of the CFSC Option shall be appropriately adjusted.

          f. Conditions to Closing. Each Participant's obligation to purchase and the Company's obligation to issue and sell shares of Preferred at each Closing pursuant to this Agreement shall be subject to the satisfaction on or prior to such Closing of the following conditions:

               i. The Company's Articles of Incorporation shall have been appropriately amended as provided for under paragraph (c) above;

               ii. There shall have been no material adverse change in the business or financial condition of the Company within the sixty (60) days immediately preceding the delivery of the Draw-Down Notice;

               iii. Each party hereto shall have executed and delivered the Escrow Agreement concurrently herewith; and

               iv. There shall not have occurred as of such Closing any termination event, event of default or material breach under the CFSC Agreements (defined below) which has not been cured or waived within the applicable grace period.

          g. Commitment Period. For purposes of this Agreement, "Commitment Period" shall mean the period beginning on the date of this Agreement and expiring on the earlier of any of the following:

               i.  June 30, 1995;

               ii. The occurrence of a default under the terms of the Definitive Commitment dated July 15, 1993, by and among the Company, CFSC and OFL-A Receivables Corp., or the Master Contract Repurchase Agreement, the Master Contract Servicing Agreement or the Master Contract Custodial Agreement entered into pursuant thereto (collectively, the "CFSC Agreements"), which default has resulted in the termination of the Definitive Commitment or the Master Contract Repurchase Agreement;

               iii. The entry of a decree or order for relief by a court or regulatory authority having jurisdiction in respect of the Company in an involuntary case under the federal bankruptcy laws, as now or hereafter in effect, or another present or future, federal or state,

                                      4.

bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of any substantial part of their respective properties or ordering the winding up or liquidation of the affairs of the Company;

               iv. The closing of a firmly underwritten public offering by the Company of shares of the Company's Common Stock pursuant to an effective Registration Statement of Form S-1 filed with the Securities and Exchange Commission (an "IPO"); or

               v. The closing of a "Sales" of the Company, defined as (i) any consolidation or merger of the Company with or into any other corporation (other than a corporation that controls, is controlled by or is under common control with the Company ("Affiliate")), other entity or person in which the Company shall not be the continuing of surviving entity of such consolidation or merger (other than a consolidation or merger undertaken solely to change the Company's state of incorporation), (ii) any transaction or series of transactions by the Company in which in excess of ninety percent (90%) of the Company's voting securities are transferred to another non-Affiliated corporation, other entity or person or (iii) a sale of all or substantially all of the assets of the Company to a non-Affiliated corporation, other entity or person (other than any sale of disposition of assets in the ordinary course of business, such as securitizations or whole-loan sales).

     2.  CFSC'S OPTION TO PURCHASE PREFERRED STOCK

          a. Grant of Option. Each of Purchaser and each Founder (each hereinafter referred to as an "Optionor") hereby grants to CFSC an option (the "CFSC Option") to purchase from such Optionor at any time during the CFSC Exercise Period (defined below), at a price equal to the Purchase Price per share paid by such Optionor for such shares (or as adjusted in accordance with the last sentence of Section 1(e)(ii)), fifteen percent (15%) (but not less than such amount) of the shares of Preferred purchased by such Optionor pursuant to this Agreement (the "CFSC Option Shares"). For purposes of this Agreement, the "CFSC Exercise Period" means the period beginning upon the expiration of the Commitment Period and ending on the Expiration Date provided for in that certain Warrant to Purchase 35,294 Shares of Series A Preferred Stock of the Company dated as of July 15, 1993 issued by the Company to CFSC (the "CFSC Warrant"). Notwithstanding any other provision of this Agreement, however, CFSC shall not be entitled to exercise the CFSC Option with respect to any Optionor unless concurrently therewith CFSC exercises the CFSC Option in full with respect to each other Optionor.

          b. Manner of Exercise. CFSC may exercise the CFSC Option by giving written notice (the "Option Exercise Notice") to each Optionor prior to the expiration of the CFSC Exercise Period, with a copy to the Company and the Escrow Agent, indicating CFSC's intent to exercise the CFSC Option and specifying the closing date for the purchase of the CFSC Option Shares; provided, however, that such closing date shall not be less than 15 days and not more than 30 days after the date on which the Option Exercise Notice has been given to each Optionor. At such closing, the Escrow Agent shall deliver to CFSC certificates representing the CFSC Option Shares being purchased, duly endorsed or accompanied by stock powers duly executed in blank, against delivery by CFSC to the Escrow Agent of the purchase price therefor

                                      5.

by check payable to each Optionor, as applicable, or wire transfer of immediately available funds for the account of each Optionor, as applicable.

     3.   PURCHASER'S OPTION TO PURCHASE FOUNDERS' TIME VESTING STOCK

          a. Grant of Option. Each Founder hereby grants to Purchaser an option (the "Strome Option") to purchase from such Founder at any time during the Strome Exercise Period (defined below), at a price equal to three dollars fifty cents ($3.50) per share, all (but not less than all) of the Strome Option Shares (defined below) then held by such Founder. Notwithstanding any other provision of this Agreement, however, Purchaser shall not be entitled to exercise the Strome Option with respect to any Founder unless concurrently therewith Purchaser exercises the Strome Option in full with respect to each other Founder.

          b. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

               i. "Strome Exercise Period" shall mean the thirty (30) day period following the expiration of the Commitment Period, as provided in Section 1(g) above.

               ii. "Strome Option Shares" shall mean such number of shares, if any, of such Founder's Time Vesting Stock (as defined in such Founder's 1993 Stock Restriction Agreement) which, if purchased by Purchaser pursuant to this
Section 3, would reduce such Founder's aggregate percentage ownership of non-performance vesting shares of the Company's outstanding stock (determined as provided below) to the percentage that would have been owned by such Founder assuming that all shares of Preferred issued pursuant to this Agreement had been issued at a Purchase Price equal to $33.17 per share. Any Strome Option shares purchased by Purchaser hereunder shall be allocated among Founder's vested and unvested Time Vesting Stock in the same proportion as Founder's vested and unvested non-performance vesting shares.

     The determination of the number of each Founder's Strome Option Shares shall be made according to the following formula:

          S = B X (A/B - X/Y)

     "S" is the number of Time Vesting Shares held by each Founder to be treated as Strome Option Shares for the purposes of this Section 3.

     "A" is all shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) of the Company then owned by the Founder with respect to which the determination is being made (plus 2,000 shares), excluding all Performance Vesting Stock issued to such Founder pursuant to such Founder's Stock Purchase and Restriction Agreement of even date herewith (the "1994 Stock Restriction Agreement") and pursuant to such Founder's 1993 Stock Restriction Agreement (collectively, the "Excluded Shares").

                                      6.

     "B" is all shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) of the Company then outstanding, determined on a fully diluted basis.

     "X" is the sum of (i) all shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock, other than shares of Preferred issued pursuant to this Agreement) of the Company then owned by the Founder with respect to which the determination is being made (plus 2,000 shares), excluding all of such Founder's Excluded Shares, and (ii) all shares of Common Stock issuable upon conversion of Preferred that would be owned by such Founder, assuming that such Founder had been issued shares of Preferred at a price equal to the Series A Purchase Price in exchange for the actual aggregate amount paid by such Founder to purchase shares of Preferred pursuant to this Agreement, if any.

     "Y" is the sum of (i) all shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock, other than shares of Preferred issued pursuant to this Agreement) of the Company then outstanding, determined on a fully diluted basis and (ii) all shares of Common Stock issuable upon conversion of Preferred that would be issued pursuant to this Agreement, assuming that such shares had been issued at a price equal to the Series A Purchase Price in exchange for the actual aggregate amount paid by Purchaser and the Founders to purchase shares of Preferred pursuant to this Agreement, if any, determined on a fully diluted basis.

          c. Manner of Exercise. The Purchaser may exercise the Strome Option by giving written notice (the "Option Exercise Notice") to each Founder prior to the expiration of the Strome Exercise Period, with a copy to the Company, indicating the Purchaser's intent to exercise the Strome Exercise Option and specifying the closing date for the purchase of the Strome Option Shares; provided that such closing date shall not be subsequent to the expiration of the Strome Exercise Period. At such closing, each Founder, as applicable, shall deliver to the Purchaser certificates representing such Founder's Strome Option Shares being purchased hereunder against payment of the purchase price therefor by check payable to such Founder or wire transfer of immediately available funds.

     4.   AMENDMENT OF EXISTING AGREEMENTS

          a. 1993 Stock Restriction Agreements. Each of the 1993 Stock Restriction Agreements is hereby amended by replacing Sections 2(b)(ii) and
(iii) of each 1993 Stock Restriction Agreement in its entirety with the following:

               "(ii) All of the shares of Performance Vesting Stock shall vest on and as of the tenth anniversary of the date hereof; provided, however, that such vesting shall be accelerated and the Performance Vesting Stock shall vest prior to such tenth anniversary in accordance with the following schedule: 20% of the total number of shares of Performance Vesting Stock shall vest for each 20% increment of IRR (defined below) realized by the Investor, determined as of the end of each calendar quarter (or, if such determination is being made in connection with the termination of the Shareholder's

                                     7.

     employment with the Company or the completion of the two-year extended vesting period referred to in paragraph 2(d) below, determined as of the end of the first calendar quarter following such termination or completion, as applicable). Thus, upon realizing a cumulative IRR of 20%, the Performance Vesting Stock will be 20% vested, upon realizing a cumulative IRR of 40%, the Performance Vesting Stock will be 40% vested, upon realizing a cumulative IRR of 60%, the Performance Vesting Stock will be 60% vested, upon realizing a cumulative IRR of 80%, the Performance Vesting Stock will be 80% vested and upon realizing a cumulative IRR of 100%, the Performance Vesting Stock will be fully vested. Shares of Performance Vesting Stock that have vested as aforesaid shall not thereafter be subject to the Performance Vesting Purchase Option, notwithstanding subsequent declines, if any, in the Investor's cumulative IRR. Notwithstanding the foregoing, the Company shall not make any quarterly IRR calculation hereunder, and no shares of Performance Vesting Stock shall vest under this
     Section 2(b)(ii), until the expiration of the Commitment Period, as provided in Section 1(g) of that certain Agreement to Purchase Preferred Stock (defined below).

          (iii) For purposes of subparagraph (ii) of Section 2(a) above, the Investor shall be deemed to have realized as of the date the determination is being made ("Determination Date") the "IRR" that is obtained by solving for IRR in the formula below:


  x
 ___
 \   [Investment Amount\t\ x (1+IRR)/n/\t\] = (Company Value x Investor
                                              Percentage) + Option Proceeds
 /__
 t=1


     "Company Value" shall reflect the market capitalization of the Company and shall be determined as follows:

     (A) Prior to the first underwritten public offering of securities by the Company (the "IPO"), Company Value shall be calculated by multiplying 15 by net income for the preceding four quarters ending on the determination date. Net income shall be calculated after taxes, on a consolidated basis in accordance with generally accepted accounting principles, and adjusted for payment of any bonuses to be paid with respect to the four quarter period.

     (B) After the Company's IPO, Company Value shall be calculated by multiplying (i) the total number of shares of common equivalents outstanding on the determination date calculated on a fully-diluted basis, assuming full conversion or exercise of all then outstanding convertible securities, options and warrants by (ii) the market price for the Company's Common Stock calculated as follows:

          (a) if the Company's Common Stock is traded on a securities exchange, including the NASDAQ National Market System, the average closing price for the Company's Common Stock on such exchange for the nine trading

                                      8.

     days following the second business day after the Company issues its earnings release for the quarter; or

          (b) if the Company's Common Stock is traded over-the-counter, the average closing bid price for the Company's Common Stock for the nine trading days following the second business day after the Company issues its earnings release for the quarter.

     "Investment Amount" means the amount paid to the Company by the Investor for each investment ("Investment") (i) pursuant to that certain Series A Preferred Stock Purchase Agreement dated as of July 15, 1993 among the Company and Investor and (ii) at each Closing pursuant to that certain Agreement to Purchase Preferred Stock and Amendment of Existing Agreements dated as of June 24, 1994 among the Company, the Investor and the other parties named therein (the "Agreement to Purchase Preferred Stock").

     "Investor Percentage" shall equal Investor's ownership percentage of the Company's outstanding voting stock on the Determination Date, calculated on a fully diluted basis. For purposes of calculating the Investor Percentage, the following shall apply:

          (i) All shares of Performance Vesting Stock that have not vested as of the applicable Determination Date pursuant to Section 2(b)(ii) of each of the 1993 Stock Restriction Agreements among the Company, the Investor and Rocco J. Fabiano, Gary S. Burdick and Rellen M. Stewart, respectively (the "Founders") and Sections 2(a)(ii) and 2(c) of each of the 1994 Stock Restriction Agreements among the Company, the Investor and the Founders, respectively, shall be treated as being owned by Investor; provided that all such shares of Performance Vesting Stock that would vest pursuant to such Agreements upon achievement of the IRR percentage being tested shall be treated as having vested for purposes of this paragraph (disregarding, for purposes of this calculation, the vesting limitations provided in the last sentence of paragraph 2(a)(ii) of the 1994 Stock Restriction Agreements - i.e., such Performance Vesting Stock shall nonetheless be treated as having vested and thus not owned by Investor); and

          (ii) The Investor's ownership percentage of the Company's outstanding voting stock shall not include any shares purchased by Investor that are subject to the CFSC Option pursuant to the Agreement to Purchase Preferred Stock.

     "Option Proceeds" means the amount payable to the Investor by CFSC upon exercise of the CFSC Option pursuant to the Agreement to Purchase Preferred Stock.

     "n" means, with respect to each Investment, the number of years elapsed from the date of such Investment through the Determination Date, with partial years expressed as a decimal value, n shall be calculated by dividing (i) the total number of days elapsed from the date of each such Investment by (ii) 365. Thus, it would equal 2.21 (807

                                      9.

divided by 365) if the Determination Date were September 30, 1995 after an Investment date of July 15, 1993.

          "t" shall mean each Investment.

          "x" shall mean total number of Investments."

          b. 1993 Stock Restriction Agreements. Subparagraph (iii) of the "Sale of the Company" definition set forth in Section 5(c) of each of the 1993 Stock Restriction Agreements is hereby amended in full as follows:

               "(iii) a sale of all or substantially all of the assets of the Company to a non-Affiliated corporation, other entity or person (other than any sale or disposition of assets in the ordinary course of business, such as securitizations or whole-loan sales)."

          c. Investors Rights Agreement. The Investors Rights Agreement dated July 15, 1993 among the Company, the Founders, the Purchaser, CFSC and the other parties named therein (the "Investors Rights Agreement") is hereby amended as follows:

               i. The definition of "Preferred" set forth in Section 1.1 of the Investors Rights Agreement shall include for all purposes of the Investors Rights Agreement the shares of Preferred issued pursuant to this Agreement and held by any of the parties to this Agreement, and the restrictions on transferability with respect to such Preferred shall also apply to the Founders.

               ii.  The definition of "Registrable Securities" set forth in
Section 1.2 of the Investors Rights Agreement shall also include for all purposes of the Investors Rights Agreement shares of the Company's Common Stock
(i) issued upon conversion of Preferred issued pursuant to this Agreement and held by any of the parties to this Agreement or (ii) issued in respect of shares of the Company's Common Stock issued upon conversion of such Preferred upon any stock split, stock dividend, recapitalization, or similar event, which have not been sold to the public.

               iii. The second sentence of Section 3.2 of the Investors Rights Agreement is hereby amended and restated to read in full as follows:

     "Such Purchaser's "Pro Rata Share," for purposes of this right of first refusal, is the ratio of the number of shares of Common Stock (assuming conversion of all shares of the Preferred, including those shares issuable upon the exercise of the Warrant) then held by such Purchaser to the total number of shares of Common Stock then outstanding (assuming conversion of all outstanding shares of shares of the Company's Preferred Stock, including those shares issuable upon exercise of the Warrant); provided, however, that (i) shares of restricted stock purchased by the Founders (A) on July 15, 1993 which have not vested pursuant to the performance vesting provisions (Section 2(b)(ii)) of the Restricted Stock Purchase Agreement and (B) pursuant to those certain Stock Purchase


                                      10.

     and Restriction Agreements dated as of June 24, 1994 which have not vested pursuant to both of Sections 2(a)(ii) and 2(c) thereof shall be counted as if held by the Shareholders and (ii) any shares of Preferred Stock purchased by the Shareholders and/or the Founders pursuant to that certain Agreement to Purchase Preferred Stock dated as of June 24, 1994 (the "Agreement to Purchase Preferred Stock") that are then subject to the CFSC Option (as defined in the Agreement to Purchase Preferred Stock) shall be treated as being owned by Cargill and not by the Shareholders and/or the Founders, as applicable."

          d. CFSC Warrant. The CFSC Warrant is hereby amended by adding the following parenthetical to the end of clause (iii) in the definition of "Sale of the Company" on page 2 of the CFSC Warrant: "(other than any sale or disposition of assets in the ordinary course of business, such as securitizations or whole-loan sales)".

          e. Waiver of Rights of First Refusal and Co-Sale. The parties to this Agreement hereby acknowledge and agree that the transactions contemplated by this Agreement and those certain Stock Purchase and Restriction Agreements dated as of June 24, 1994 among the Company, the Purchaser and the Founders and the issuance of shares of the Company's Series A Preferred Stock and Common Stock pursuant to the CFSC Warrant shall be exempt from the provisions of
Section 3.2 of the Investors Rights Agreement and Sections 2 and 3 of the Shareholders Agreement dated as of July 15, 1993 (the "Shareholders Agreement").

          f. Effect of Amendments. Except as expressly amended hereby, each of the 1993 Stock Restriction Agreements, the Investors Rights Agreement and the Shareholders Agreement shall continue in full force and effect.

     5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser and CFSC as follows:

          a. Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of California and is in good standing under such laws. The Company has all requisite corporate power to own and operate its assets and to carry on its business as presently conducted and as proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse affect on the Company or its business or prospects.

          b. Corporate Power. The Company has all requisite legal and corporate power to execute and deliver this Agreement, to issue the Preferred issuable hereunder, to issue the Common Stock issuable upon conversion of such Preferred and to carry out and perform its obligations under this Agreement.

          c. Subsidiaries. The Company does not own or control, directly or indirectly, any other corporation, association or business entity, other than OFL-A Receivables Corp.



                                      11.

          d. Capitalization. The authorized capital stock of the Company consists of 246,598 shares of Common Stock, of which 91,304 shares are issued and outstanding, and 155,294 shares of Preferred Stock, all of which are designated Series A Preferred Stock and 120,000 of which are issued and outstanding. No other shares of capital stock are outstanding. All such issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. The Company has reserved 35,294 shares of Series
A Preferred Stock for issuance pursuant to the CFSC Warrant and 35,294 shares of Common Stock for issuance upon conversion of shares of Series A Preferred Stock issuable upon exercise of the CFSC Warrant. Such Series A Preferred Stock has the rights,preferences and privileges set forth in the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"). Except as provided for in this Agreement, each of the 1994 Stock Restriction Agreements, the Financing Agreements (as defined in the CFSC Warrant), the conversion privileges of the Series A Preferred Stock specified in the Restated Articles and the shares issuable pursuant to the CFSC Warrant, there are no options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company's capital stock or other securities of the Company.

          e. Authorization. All corporate action on the part of the Company, its directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of the Preferred pursuant to this Agreement (and the Common Stock issuable upon conversion of such Preferred) and the performance of the Company's obligations hereunder has been taken. This Agreement, when executed and delivered by the Company, will constitute a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general equity principles, and limitations upon rights to indemnity. The Preferred, when issued in compliance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable. The Common Stock issuable upon conversion of such Preferred will be duly and validly reserved and, when issued in compliance with the provisions of this Agreement and the Restated Articles, will be duly and validly issued, fully paid and nonassessable; provided, however, that the Preferred (and the Common Stock issuable upon conversion of the Preferred) may be subject to restrictions on transfer under state and/or federal securities laws.

          f. Compliance with Other Instruments, etc. The Company is not, and will not by virtue of executing, delivering and performing this Agreement and the transactions contemplated hereunder be, in violation of any term of its Restated Articles or Bylaws or any term or provision of any material mortgage, indenture, contract, agreement, instrument, judgment or decree to which it is a party or by which it is bound, and is not, and will not by virtue of executing, delivering and performing this Agreement and the transactions contemplated thereunder be, in violation of any order addressed specifically to the Company nor, to the best of the Company's knowledge, any material order, statute, rule or regulation applicable to the Company, other than any of the foregoing such violations that do not, either individually or in the aggregate, have a material adverse affect on the Company's business as presently conducted or planned to be conducted.

                                      12.

          g. Litigation, etc. There are no actions, suits, proceedings or investigations pending against the Company before any court or governmental agency (nor, to the best of the Company's knowledge, is there any overt threat thereof).

          h. Registration Rights. Except as set forth in the Investors Rights Agreement, as amended hereby, the Company is not under any obligation to register (as defined in the Investors Rights Agreement) any of its presently outstanding securities or any of its securities that may hereafter be issued.

          i. Governmental Consent, etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution, issuance and delivery of this Agreement, or the offer, sale or issuance of the Preferred hereunder (and the Common Stock issuable upon conversion of the Preferred) or the consummation of any other transaction contemplated hereby, except i. filing of appropriate amendments to the Restated Articles in the Office of the Secretary of State of the State of California as provided for under Section 1(c), ii. qualification (or taking such action as may be necessary to secure an exemption from qualification, if available) of the issuance of the Preferred (and the Common Stock issuable upon conversion of the Preferred) under the California Corporate Securities Law and any other applicable blue sky laws, which filing and qualification, if required, will be accomplished in a timely manner prior to or promptly upon issuance of any Preferred hereunder, and (c) such filings as may be determined by counsel to the Company to be necessary to secure an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act") which filings, if required, will be accomplished in a timely manner prior to or upon issuance of any Preferred hereunder.

          j. Offering. The offer, sale and issuance of the Preferred pursuant to this Agreement and the issuance of the Common Stock to be issued upon conversion of such Preferred constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

          k. Operating Rights. The Company has all operating authority, licenses, franchises, permits, certificates, consents, rights and privileges as are necessary or appropriate for the operation of its business as currently conducted and as planned to be conducted.

          l. Employees. To the best of the Company's knowledge, no employee of the Company is obligated under any contract (including licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency that would conflict with such employee's obligation to use his or her best efforts to promote the interests of the Company or that would conflict with the Company's business as conducted or as proposed to be conducted. To the best of the Company's knowledge, no employee of the Company is in violation of any term of or any other contract or agreement relating to the relationship of any such employee with the company or any previous employer.

          m. No Defaults. The Company has, in all material respects, performed all material obligations required to be performed by it to date and is not in default under any of the

                                      13.

contracts, loans, notes, mortgages, indentures, licenses, security agreements, agreements, leases, documents, commitments or other arrangements to which it is a party or by which it is otherwise bound, except for such defaults which in the aggregate would not have a material adverse affect on the Company's business as presently conducted or planned to be conducted, and no event or condition has occurred which, with the lapse of time or the giving of notice, or both, would constitute such a default.

          n. Brokers or Finders. The Company has not incurred, and will not incur, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by this Agreement.

          o. No Dividends. The Company has not made any declaration, setting aside for payment or other distribution in respect of any of the Company's capital stock or any direct or indirect redemption, repurchase or other acquisition of any of such stock.

     6.   MISCELLANEOUS

          a. Compliance with Securities Laws. In connection with any transfer of securities pursuant to this Agreement, if the transferror or its counsel reasonably deems it necessary, such transfer may be conditioned upon the transferee making reasonable investment representations to the transferror to comply with applicable state or federal securities laws. The parties to this Agreement acknowledge and agree that all certificates representing shares of Preferred issued pursuant to this Agreement (and the shares of Common Stock issuable upon conversion of such Preferred) shall bear appropriate legends as deemed necessary by the Company in order to comply with applicable federal and state securities laws and to reflect the applicability of the CFSC Option.

          b. Entire Agreement. This Agreement and all Exhibits and attachments hereto set forth the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements relating thereto, written or oral.

          c. Assignment. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assigned or assignable by any party without the prior written consent of the other parties.

          d. Miscellaneous. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of California as applied to contracts entered into and performed entirely within the State of California among California residents, (ii) may be amended only by a writing signed by each of the parties hereto (provided that any party may waive any of its rights hereunder applicable solely to such party without the consent of any other party) and (iii) may be executed in one or more counterparts, each of which shall be considered one and the same agreement.

                                      14.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE COMPANY:

AMERICAN CREDIT CORPORATION

By /s/ Rellen M. Stewart
   ---------------------------

Title President
      ------------------------

THE PURCHASER:

STROME PARTNERS,
A Delaware Limited Partnership

By /s/ Jeffrey Susskind
   ---------------------------

Title Vice President
      ------------------------

STROME OFFSHORE LIMITED
A Cayman Island Corporation

By /s/ Jeffrey Susskind
   ---------------------------

Title Vice President
      ------------------------

THE FOUNDERS:

/s/ Rocco J. Fabiano
------------------------------
Rocco J. Fabiano

/s/ Gary S. Burdick
------------------------------
Gary S. Burdick

/s/ Rellen M. Stewart
------------------------------
Rellen M. Stewart

CARGILL FINANCIAL SERVICES CORPORATION,
A Delaware corporation

By /s/ Jeffrey A. Hilligoss
   ---------------------------

Title Assistant Vice President
      ------------------------


                                      15.

     Consent of Spouse:

     I acknowledge that I have read the foregoing Agreement to Purchase Preferred Stock and Amendment of Existing Agreements, and the related Joint Escrow Instructions, to which a copy of this Consent is attached, and that I know and agree to their respective contents. I am aware that by the provisions therein I and my spouse have agreed to certain obligations and restrictions with respect to the shares of the Company's capital stock that may be issued to us pursuant to the Agreement to Purchase Preferred Stock, including my community interest in such shares, if any, and the options to purchase such shares provided for in Sections 2 and 3 therein will apply. I hereby agree that those shares and my interest in them, if any, are subject to the provisions of the Agreement to Purchase Preferred Stock, and the Joint Escrow Instructions, and that I will take no action at any time to hinder operation of, or violate, the Agreement to Purchase Preferred Stock, or the Joint Escrow Instructions. I understand that the parties to the foregoing Agreement to Purchase Preferred Stock, and the Joint Escrow Instructions, relied on my promise herein when entering into such Agreement to Purchase Preferred Stock, and the Joint Escrow Instruction.


Date: 6/26/94                            /s/ Mary B. Burdick
     ------------------------          ------------------------
                                             Mary B. Burdick
                                              (Signature)












                                      1.

     I acknowlege that I have read the foregoing Agreement to Purchase Preferred Stock and Amendment of Existing Agreements, and the related Joint Escrow Instructions, to which a copy of this Consent is attached, and that I know and agree to their respective contents. I am aware that by the provisions therein I and my spouse have agreed to certain obligations and restrictions with respect to the shares of the Company's capital stock that may be issued to us pursuant to the Agreement to Purchase Preferred Stock, including my community interest in such shares, if any, and the options to purchase such shares provided for in Sections 2 and 3 therein will apply. I hereby agree that those shares and my interest in them, if any, are subject to the provisions of the Agreement to Purchase Preferred Stock, and the Joint Escrow Instructions, and that I will take no action at any time to hinder operation of, or violate, the Agreement to Purchase Preferred Stock, or the Joint Escrow Instructions. I understand that the parties to the foregoing Agreement to Purchase Preferred Stock, and the Joint Escrow Instructions, relied on my promise herein when entering into such Agreement to Purchase Preferred Stock, and the Joint Escrow Instructions.



Date: 6/26/94                                      /s/ Claudia A. Stewart
     ---------                                    -----------------------
                                                         (signature)


                                      1.

            AMENDMENT AND AGREEMENT CONCERNING EXISTING AGREEMENTS


          THIS AMENDMENT AND WAIVER CONCERNING EXISTING AGREEMENTS ("Amendment") is entered into as of January 23, 1996 by and among ACC Consumer Finance Corporation, a Delaware corporation (the "Company"), Strome Partners, a Delaware limited partnership ("Strome Partners"), Strome Offshore Limited, a Cayman Island corporation ("Strome Offshore"), Rocco J. Fabiano, Gary S. Burdick, Rellen M. Stewart (Fabiano, Burdick and Stewart, collectively, the "Founders") and Cargill Financial Services Corporation, a Delaware corporation ("Cargill").

     WHEREAS, in connection herewith, the Board of Directors of the Company, pursuant to power granted to it in the Company's Certificate of Incorporation, established and designated 8,313 shares of Series C Preferred Stock as authorized preferred stock of the Company; and

     WHEREAS, in connection herewith, Strome Offshore, Strome Partners and Cargill, in aggregate, are purchasing 7,913 shares of the Company's Series C Preferred Stock in a private stock transaction for approximately $1,000,000 (the "$1,000,000 Series C Issuance");

     WHEREAS, the parties hereto desire to enter into this Amendment in order to clarify the relationship between them.

NOW, THEREFORE, FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. The parties hereby acknowledge and agree that in connection with the $1,000,000 Series C Issuance, (i) the Company has complied with the Investors Rights Agreement dated July 15, 1993, among the Company, the Founders, Heidi Berk, Strome Offshore, Strome Partners and Cargill ("Investors Rights Agreement"). To the extent the Investors Rights Agreement requires that the Company offer to the Founders, Strome Offshore, Strome Partners and Cargill a right of first refusal to participate in any new issuance of securities by the Company; and (ii) each of the Founders has declined to participate in the $1,000,000 Series C Issuance.

     2. The shares of Series C Preferred Stock issued in connection with the $1,000,000 Series C Issuance shall be subject to the Shareholders Agreement entered into as of July 15, 1993, by and among the Company, Strome Offshore, Strome Partners and the Founders (the "Shareholder Agreement"); and the certificates representing such shares shall bear the legend set forth in Section 6 of the Shareholders Agreement; and the sale (but not subsequent transfers) of Series C Preferred Stock in connection with the $1,000,000 Series C Issuance shall be exempt from the provisions of Sections 2 and 3 of the Shareholders Agreement.

     3.  The Investors Rights Agreement is hereby amended as follows:

          The definitions of "Preferred" and "Registrable Securities" set forth in Section 1.1 and Section 1.2, respectively, of the Investors Rights Agreement shall include for all purposes (so as to make rights equal with respect to the Series A, Series B and Series C

Preferred Stock) the shares of Series C Preferred Stock issued in connection with the $1,000,000 Series C Issuance.

     4. This Amendment (i) shall be governed by and construed in accordance with the internal laws of the State of California, (ii) may be amended only by a writing signed by each of the parties hereto, and (iii) may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.


                                         ACC CONSUMER FINANCE CORPORATION,
                                         a Delaware corporation

                                         By /s/ Rocco J. Fabiano
                                         --------------------------------
                                         Rocco J. Fabiano, COB & CEO
                                         --------------------------------
                                         [Printed Name and Title]


                                         STROME PARTNERS, a Delaware
                                         limited partnership

                                         By:  STROME SUSSKIND INVESTMENT
                                              MANAGEMENT, L.P., General Partner

                                         By:  SSCO, Inc., General Partner

                                              By: /s/ Jeffrey S. Lambert
                                                  ------------------------------
                                                  Jeffrey S. Lambert
                                                  ------------------------------
                                                  Chief Financial Officer


                                         STROME OFFSHORE LIMITED,
                                         a Cayman Island corporation

                                         By /s/ Jeffrey S. Lambert
                                            ------------------------------------
                                            Jeffrey S. Lambert
                                            ------------------------------------
                                            Director


                                         /s/ Rocco J. Fabiano
                                         ---------------------------------------
                                         Rocco J. Fabiano

                                         /s/ Gary S. Burdick
                                         ---------------------------------------
                                         Gary S. Burdick

                                       /s/ Rellen M. Stewart
                                       ------------------------------------
                                       Rellen M. Stewart


                                       CARGILL FINANCIAL SERVICES CORPORATION, a
                                       Delaware corporation



                                       By /s/ Jeffery A. Hilligoss
                                          ---------------------------------
                                          Assistant Vice President

                                          ---------------------------------
                                          (Printed Name and Title)

                                THIRD AMENDMENT

                                      TO

                           INVESTOR RIGHTS AGREEMENT


          This THIRD AMENDMENT TO THE INVESTOR RIGHTS AGREEMENT (this "Amendment"), dated as of March 31, 1996, by and among ACC CONSUMER FINANCE CORPORATION, a Delaware corporation (as successor to American Credit Corporation) (the "Company"), ROCCO J. FABIANO, GARY S. BURDICK AND RELLEN M. STEWART (collectively, the "Founders"), CARGILL FINANCIAL SERVICES CORPORATION, a Delaware corporation ("Cargill"), STROME PARTNERS, a Delaware limited partnership, and STROME OFFSHORE LIMITED, a Cayman Island corporation (collectively, the "Stockholders"), amends that certain Investor Rights Agreement dated July 15, 1993, among the Company, the Founders, Heidi L. Berk, Cargill and the Stockholders, as amended by the Agreement to Purchase Preferred Stock and Amendment to Existing Agreements dated June 24, 1994, among the Company, the Founders, Cargill and the Stockholders, and the Amendment and Agreement Concerning Existing Agreements dated January 23, 1996, among the Company, the Founders, Cargill and the Stockholders (the "Investor Rights Agreement").

          Whereas, the parties hereto desire to amend the Investor Rights Agreement in certain respects.

          NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties agree as follows:

          1. If, on or before May 31, 1996, the Company and its stockholders receive aggregate net proceeds of not less than $7,500,000 from a firm commitment underwritten public offering of shares of common stock of ACC (the "Eligible ACC IPO"), then effective as of the date of such closing, the Investor Rights Agreement shall be hereby amended as follows:

               a.   Amendment to Section 2
                    ----------------------

                    (i) Section 2.5 shall be amended in its entirety to read as follows:

                    Information Rights. The Company shall provide to Cargill written notice of each regular and/or special meeting of the Board of Directors of the Company on or before the time that it gives notice of each meeting to the Board members and shall give Cargill notice of its intention to seek approval of matters by written consent on or before its circulation of the written consent to the members of the Board of Directors. Upon written request, the Company shall promptly provide to Cargill true and correct copies of the materials provided to the Board of Directors in connection with a regular or special meeting of the Board of Directors or in connection with a written consent. In addition, upon written request, the Company shall provide to Cargill true and correct copies of all materials and information to which Board members are entitled under
                    Section 220(d) of the General Corporation Law of the State of Delaware. Furthermore, Cargill shall have the right to discuss any such materials and information with the senior executives of the Company and said senior executives shall cooperate in good faith with Cargill. Cargill and each of its individual representatives receiving information shall hold all such materials, and the information contained therein, in confidence and trust pursuant to Section 3.1 hereof and Cargill and its representatives shall abide by all reasonable written insider trading rules, regulations and policies of the Company provided to Cargill and all applicable laws. The Company reserves the right to withhold any such materials or information if access thereto would materially and adversely affect the attorney-client privilege between the Company and its counsel. Further, upon invitation by the Company, representatives of Cargill may attend meetings of the Board of Directors of the Company. The information rights set forth in this Section 2.5 shall terminate and be of no further force or effect (i) upon the later of the termination of (a) the Subordinated Certificate and Net Interest Margin Certificate Financing Facility Agreement dated as of September 1, 1995, as amended as of March 31, 1996, by and among the Company's subsidiary, OFL-A Receivables Corp., a Delaware corporation ("Receivables"), Cargill, and Norwest Bank Minnesota, National Association, a national banking association ("Norwest"), and (b) the Master Contract Repurchase Agreement dated as of July 15, 1993, as amended as of June 24, 1994, September 15, 1995, September 29, 1995, and March 31, 1996, by and among Norwest, as custodian, Cargill and Receivables or (ii) upon the closing date for the sale (whether by merger, consolidation or sale of assets) of all or substantially all of the Company's business, assets or capital stock to a non-affiliated corporation, entity or person. The information rights set forth herein shall not be transferrable without the consent of the Company's Board of Directors.

     2. Amendment Void. If the Eligible ACC IPO does not occur on or before May 31, 1996, none of the amendments to the Investor Rights Agreement set forth in Section 1 shall be effective and this Amendment shall be null and void.

     3. Miscellaneous. All provisions of the Investor Rights Agreement other than those expressly amended by this Amendment shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which when so delivered shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Amendment constitutes the written consent to the Amendment by the holders of the Registrable Securities (as defined in the Investor Rights Agreement) excuting this Amendment, which holders own more than a majority of the outstanding shares of Registrable Securities.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed and delivered by its duly authorized officer on the date first set forth above.


                                           "ACC":

                                           ACC CONSUMER FINANCE
                                           CORPORATION,
                                           a Delaware corporation

                                           By /s/ Rocco J. Fabiano
                                           -----------------------
                                           Rocco J. Fabiano, COO & CEO
                                           --------------------------------
                                           [Printed Name and Title]


                                           The "Founders":

                                           /s/ Rocco J. Fabiano
                                           -------------------------------
                                           Rocco J. Fabiano

                                           /s/ Gary S. Burdick
                                           -------------------------------
                                           Gary S. Burdick

                                           /s/ Rellen M. Stewart
                                           --------------------------------
                                           Rellen M. Stewart

                                           [SIGNATURES CONTINUED NEXT PAGE]

                                                "Cargill":

                                                CARGILL FINANCIAL SERVICES
                                                CORPORATION,
                                                a Delaware corporation


                                                By /s/ David A. Netjes
                                                   -----------------------------
                                                   Assistant Vice President
                                                   -----------------------------
                                                   [Printed Name and Title]



                                                The "Stockholders":

                                                STROME PARTNERS,
                                                a Delaware limited partnership


                                                By /s/ Jeffrey Susskind
                                                   -----------------------------
                                                   Vice President
                                                   -----------------------------
                                                   [Printed Name and Title]



                                                STROME OFFSHORE LIMITED,
                                                a Cayman Islands corporation


                                                By /s/ Jeffrey Susskind
                                                   -----------------------------
                                                   Vice President
                                                   -----------------------------
                                                   [Printed Name and Title]